[redacted]

11025158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 7661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Faver Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 Daisy Farms Drive
(No. and Street)

New Rochelle	NY	10804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2011
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Faver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Faver Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO, Fin Op

Title

Mary F. Rodriguez

Notary Public

Mary F. Rodriguez
Notary Public, State of New York
No. 01RO60217[illegible]
Qualified in Queens County
Commission Expires [illegible] 15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAVER SECURITIES, LLC

FINANCIAL STATEMENT

AS OF DECEMBER 31, 2010

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of
Faver Securities, LLC

We have audited the accompanying statement of financial condition of Faver Securities, LLC as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Faver Securities, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Louis Sternbach & Company LLP

Certified Public Accountants

February 19, 2011
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

FAVER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010

ASSETS

ASSETS	
Cash and cash equivalents	$19,824
Commissions receivables	950
Other receivable	500
Total Assets	$21,274

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Commissions payable	$ 1,105
Accrued expenses	1,914
Total Liabilities	3,019
COMMITMENTS AND CONTINGENT LIABILITIES	
MEMBER'S EQUITY	18,255
TOTAL LIABILITIES AND MEMBER'S EQUITY	$21,274

The accompanying notes are an integral part of this financial statement

NOTES TO FINANCIAL STATEMENT

AS OF DECEMBER 31, 2010

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Faver Securities, LLC, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority Inc. (FINRA).

Faver Securities, LLC's current line of business is mutual fund retail on a subscription basis but has also been approved for variable life and annuities. Faver does not hold customer funds or securities. Commissions are paid periodically by the mutual fund companies with which Faver has direct selling agreements.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INCOME TAXES

As a partnership, no provision for federal or state income taxes is required as its members are responsible for reporting the Company's income or loss under applicable income tax statutes and regulations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has entered into an expense sharing agreement with Coordinated Insurance Agency Service, Inc., a C corporation that is 100% owned by Bernard Faver, Faver Securities LLC's majority shareholder. The agreement covers salaries, telephone, internet access, postage, file storage and other miscellaneous expenses. The agreement terminated March 31, 2010. For the year ended December 31, 2010, total overhead expenses amounted to $78.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is a registered broker/dealer and, accordingly, is subject to the minimum net capital requirements of the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company's aggregate indebtedness can not exceed 15 times net capital. At December 31, 2010, the Company's net capital and excess net capital were $18,131 and $13,131 respectively and its aggregate indebtedness was approximately 16.6% of its net capital.